Exhibit 99.1

SKF: Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Aktiebolaget SKF (STO:SKFB) (STO:SKFA) (LSE: SKFB)(NASDAQ:SKFR) will be held at SKF Kristinedal, Byfogdegatan 4, Goteborg, Sweden, at 3.30 p.m. on Tuesday, April 24 2007.

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 20, 2007--Annual General Meeting

For the right to participate at the meeting, shareholders must be recorded in the shareholders' register kept by VPC AB by Wednesday, April 18 2007 and must notify the company before 12 noon on Wednesday, April 18 2007 by letter to AB SKF, Group Legal, SE-415 50 Goteborg, Sweden, or by fax +46 31 337 16 91, or via the company's website www.skf.com, or by phone +46 31 337 25 50. When notifying the company, preferably in writing, this should include details of name, address, telephone number, registered shareholding and advisors, if any. Where representation is being made by proxy, the original of the proxy form shall be sent to the company before the date of the meeting. Shareholders whose shares are registered in the name of a trustee must have the shares registered temporarily in their own name in order to take part in the meeting. Any such re-registration for the purpose of establishing voting rights shall take place by Wednesday, April 18 2007 at the latest. This means that the shareholder should give notice of his/her wish to be included in the shareholders' register to the trustee in plenty of time before that date. A re-registration fee will normally be payable to the trustee.

Agenda

1. Opening of the Annual General Meeting.

2. Election of a Chairman for the meeting.

3. Drawing up and approval of the voting list.

4. Approval of agenda.

5. Election of persons to verify the minutes.

6. Consideration of whether the meeting has been duly convened.

7. Presentation of annual report and audit report as well as consolidated accounts and audit report for the Group.

8. Address by the President.

9. Matter of adoption of the income statement and balance sheet and consolidated income statement and consolidated balance sheet.

10. Resolution regarding distribution of profits.

11. Matter of discharge of the Board members and the President from liability.

12. Determination of number of Board members and deputy members.

13. Determination of fee for the Board of Directors.

14. Election of Board members and deputy Board members including Chairman of the Board of Directors.

15. Determination of fee for the auditors.

16. The Board of Directors' proposal for a resolution on principles for remuneration of Group Management.

17. The Board of Directors' proposal for a resolution on an automatic redemption procedure of shares, including a) a change of the Articles of Association b) a share split c) a reduction of the share capital for repayment to the shareholders and d) an increase of the share capital by way of a bonus issue.

18. The Board of Directors' proposal for an authorization to the Board to decide upon the repurchase of the company's own shares for the period until the next Annual General Meeting.

19. Resolution regarding Nomination Committee.

Proposal under item 10

The Board of Directors proposes a dividend for the financial year 2006 of SEK 4.50 per share. It is proposed that shareholders with holdings recorded on Friday, April 27 2007 be entitled to receive the said dividend. Subject to resolution by the Annual General Meeting in accordance with this proposal, it is expected that VPC will distribute the dividend on Thursday, May 3, 2007.

Proposals under items 2, 12, 13, 14 and 15

The Nomination Committee formed according to a resolution of the Annual General Meeting 2006 consists of, besides the Chairman of the Board, representatives of Knut and Alice Wallenberg Foundation, Skandia Liv, Swedbank Robur and Alecta, shareholders who together represent more than 40 % of the votes of the total number of company shares. The Nomination Committee has informed the company that they propose

- that Anders Scharp is elected Chairman of the Annual General Meeting;

- that the Board of Directors shall consist of ten members and no deputy members;

- that the Board of Directors for the period up to the end of the next Annual General Meeting, receive a fee according to the following:

a) a firm allotment of SEK 3,275,000, to be distributed with SEK 800,000 to the Chairman of the Board, with SEK 550,000 to the Deputy Chairman of the Board and with SEK 275,000 to each of the other Board members elected by the Annual General Meeting and not employed by the company;

b) a variable allotment corresponding to the value, calculated as below, of 3,200 company shares of series B to be received by the Chairman, 2,400 company shares of series B to be received by the Deputy Chairman and 1,200 shares of series B to be received by each of the other Board members; and

c) an allotment for committee work of SEK 555,000 to be divided with SEK 150,000 to the chairman of the Audit Committee, with SEK 75,000 to each of the other members of the Audit Committee and with SEK 60,000 to each of the members of the Remuneration Committee.

A prerequisite for obtaining an allotment is that the Board member is elected by the Annual General Meeting and not employed by the company.

When deciding upon the variable allotment, the value of a share of series B shall be determined at the average latest payment rate according to the quotations on the Stockholm Stock Exchange during the five trading days after publication of the company's press release for the financial year 2007.

- re-election of the Board members Anders Scharp, Vito H Baumgartner, Ulla Litzen, Clas Ake Hedstrom, Tom Johnstone, Winnie Kin Wah Fok, Leif Ostling and Eckhard Cordes. Hans-Olov Olsson and Lena Treschow Torell to be newly elected. (Hans-Olov Olsson is Chairman of the Association of Swedish Engineering Industries and Board member of the Confederation of Swedish Enterprise, Vattenfall AB, Lindab International AB and Hoganas AB. Lena Treschow Torell is President of the Royal Swedish Academy of Engineering Sciences (IVA) and Board member of Micronic Laser Systems AB, Saab AB and AB Angpanneforeningen). Anders Scharp is proposed to be the Chairman of the Board of Directors.

- that the auditor is paid for work performed as invoiced. Proposal under item 16 The Board of Directors of AB SKF has decided to submit to the Annual General Meeting the following proposal for principles for remuneration of SKF Group Management for approval.

Group Management is defined as the Chief Executive Officer and the other members of the management team.

The Board's proposal is that the remuneration of Group Management members shall be based on conditions that are market competitive and at the same time support the shareholders' best interest. The total remuneration package for a Group Management member shall primarily consist of fixed salary, variable salary, pension benefits, conditions for notice of termination and severance pay, and other benefits such as for example a company car. The objective of the principles for remuneration is to ensure that SKF can attract and retain the best people in order to support SKF's mission and business strategy.

The fixed salary shall be in line with market conditions. Competence, responsibility and performance shall be taken into account when the fixed salary is established.

The variable salary is according to a performance-based program and the maximum variable salary is capped at a certain percentage of the fixed annual salary varying between 60 and 90%.

SKF shall strive for establishing pension plans that are based on defined contribution models.

A Group Management member may terminate his/her employment by giving six months' notice. In the event of termination of employment at the request of SKF, the employment shall cease immediately. A severance payment related to the years of service shall, however, in this case be paid out, provided that it shall always be maximized to two years' salary.

The Board also proposes that the Annual General meeting resolves to authorize the Board to, in case of particular grounds, deviate from the principles of remuneration decided by the Annual General Meeting.

The entire proposal for principles for remuneration of Group Management is available at the company's web site: www.skf.com.

Proposal under item 17

Background

Against the background of the Group's strong balance sheet, cash generating capacity and outlook the Board of Directors proposes that the Annual General Meeting 2007 resolves on an automatic redemption of shares, according to which procedure each share is to be divided into two shares (share split 2:1), of which one share will be redeemed at SEK 10 and, as a result, a total amount of SEK 4,553,510,680 will be distributed to the shareholders. To make it possible to distribute funds in an easy and time-efficient way, the Board of Directors further proposes that a bonus issue be implemented by a transfer of SEK 569,188,835 from the company's non-restricted equity to the share capital. For this reason, the Board of Directors proposes that the Annual General Meeting resolves in accordance with the following proposal.

(A) Change of the Articles of Association The Board of Directors proposes that the wording of the Articles of Association be changed, so that that the permitted range of the share capital is reduced from a minimum of SEK 1,100,000,000 and a maximum of SEK 4,400,000,000 to a minimum of SEK 500,000,000 and a maximum of SEK 2,000,000,000 (Section 4).

(B) Share split The Board of Directors proposes that the quota value of the share (the share capital divided by the number of shares) is changed by way of a so called share split, so that each share be divided into two shares (of the same series) of which one is to be named redemption share in the VPC system and be redeemed in the manner described under Section C. below. The record day at VPC AB (the Swedish Central Security Depository) for implementation of the share split is set to 18 May 2007. After implementation of the share split, the number of shares in the company will increase from 455,351,068 to 910,702,136, each share with a quota value of SEK 1.25.

(C) Reduction of the share capital for repayment to the shareholders The Board of Directors proposes that the General Meeting resolves that the share capital of the company is reduced for repayment to the shareholders by SEK 569,188,835 (the reduction amount) by way of redemption of 455,351,068 shares, each share with a quota value of SEK 1.25, whereby redemption of redemption shares of series A and series B respectively is to be in proportion to the number of shares of each series by the time of the record day for the redemption shares. The shares that are to be redeemed are the shares which, after implementation of the share split in accordance with Section B. above, are named redemption shares in the VPC system, whereby the record day for the right to receive redemption shares according to Section B. above is to be 18 May 2007.

For each redeemed share (irrespective of the series of shares) a redemption price of SEK 10 is to be paid in cash, of which SEK 8.75 exceeds the quota value of the share. In addition to the reduction amount of SEK 569,188,835, a total amount of SEK 3,984,321,845 will be distributed, by use of the company's non-restricted equity. Payment for the redeemed shares is to be made as early as possible, however not later than ten banking days after the Swedish Companies Registration Office's registration of all resolutions pursuant to Sections A. - D.

After implementation of the reduction of the share capital, the company's share capital will amount to SEK 569,188,835, divided into, in total, 455,351,068 shares, each share with a quota value of SEK 1.25. Apart from the reduction of the share capital, the company's restricted equity will not be affected.

(D) Increase of the share capital by way of a bonus issue The Board of Directors further proposes that the Annual General Meeting resolves that the company's share capital be increased by way of a bonus issue, by SEK 569,188,835 to SEK 1,138,377,670 by a transfer of SEK 569,188,835 from the non-restricted equity. No new shares are to be issued in connection with the increase of the share capital.

The number of shares in the company will, after implementation of the increase of the share capital, be 455,351,068, each share with a quota value of SEK 2.50. In the company's Articles of Association there is a conversion clause according to Chapter 4, Section 6 of the Swedish Companies Act.

Majority requirements

Resolutions adopted by the Annual General Meeting pursuant to item 17, Sections A. - D. above are to be adopted as one single resolution. To be valid, the General Meeting's resolution must be supported by shareholders holding at least two thirds of both the votes cast and the shares represented at the meeting.

Finally, the Board of Directors proposes that the Annual General Meeting resolves to authorise the company's CEO to make the small adjustments of the resolutions pursuant to item 17, Sections A. - D. above that may be required in connection with the registration of the resolutions by the Swedish Companies Registration Office or VPC AB.

Documentation

The Board of Directors' complete proposal according to item 17 of the agenda and the Board of Directors' statement pursuant to Chapter 20, Section 8 of the Swedish Companies Act and the auditor's statement pursuant to Chapter 20, Section 14 of the Swedish Companies Act is available at the company and at the group's homepage, www.skf.com, and will be sent to shareholders who request this and state their address. An information brochure regarding the proposed automatic redemption procedure will be distributed to shareholders that are registered as shareholders per March 29, 2007.

Proposal under item 18 The Board proposes that the Annual General Meeting resolves to authorize the Board to, until the next Annual General Meeting, decide upon the repurchase of the company's own shares. The authorization is proposed to embrace shares of series A as well as series B.

The shares may be repurchased by transactions on the OMX Stockholm Stock Exchange. Repurchase may be decided so that the company's holding of own shares, at any given time, amount to a maximum of 5 percent of all shares issued by the company.

A repurchase on the OMX Stockholm Stock Exchange may only be made within the band of prices applying on the exchange. This band of prices pertains to the range between the highest purchase price and the lowest selling price. A repurchase shall be made in accordance with the provisions concerning the purchase of a company's own shares in the Listing Agreement with the OMX Stockholm Stock Exchange.

The shares shall be paid in cash and repurchase of shares may be made on one or more occasions.

The purpose of the proposal is to be able to adapt the capital structure of the company to the capital needs of the company and thereby to contribute to an increased shareholder value.

To the extent shares are repurchased based on a possible Annual General Meeting authorization the Board intends to propose that the shares so repurchased should be cancelled through a reduction of the share capital. Proposal under item 19 The Nomination Committee has informed the company that it will propose to the Annual General Meeting to resolve

1) that the company shall have a Nomination Committee formed by one representative of each one of the four major shareholders with regard to the number of votes held as well as the Chairman of the Board of Directors. When constituting the Nomination Committee, the shareholdings on the last banking day in September 2007 will determine which shareholders are the largest with regard to the number of votes held. The names of the four shareholder representatives will be published as soon as they have been elected, however not later than six months before the Annual General Meeting in 2008. The Nomination Committee shall remain in office until a new Nomination Committee has been appointed;

2) in the event that the shareholder the member represents would no longer be one of the four major shareholders with regard to the number of votes held, such member, if the Nomination Committee so deems appropriate, may resign and a representative of the shareholder next in turn size-wise with regard to the number of votes held be offered the opportunity of being elected in his/her place; and in the event that a shareholder representative no longer represents the shareholder, the shareholder is asked to elect a new representative to become a member of the Nomination Committee;

3) that the Nomination Committee is to furnish proposals in the following matters to be presented to, and resolved by, the Annual General Meeting in 2008:

a) proposal for Chairman of the Annual General Meeting

b) proposal for Board of Directors

c) proposal for Chairman of the Board of Directors

d) proposal for fee to the Board of Directors

e) proposal for fee to the auditors

f) proposal for a Nomination Committee facing the Annual General Meeting of 2009; and

4) that the Nomination Committee, when performing its duties, will fulfill the tasks that rest upon the Nomination Committee under the Swedish Code of Corporate Governance, among other things to supply the company with certain information in order to enable the company to fulfill its information obligation under the code.

Goteborg,March 2007

Aktiebolaget SKF (publ)

Board of Directors

Web-based financial report SKF's web-based financial report, including the sustainability report are available in English on the internet from March 14, 2007 at: www.skf.com/Investors/Report (Please replace the slashes with a 'greater than' symbol)

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=405273&fn=wkr0001.pdf

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CONTACT: Aktiebolaget SKF
Tel. +46 31 337 10 00
Fax. +46 31 337 17 22
www.skf.com
or
PRESS
Lars G Malmer, +46 (0)31 337 1541,
SKF Group Communication,
Lars.G.Malmer@skf.com
or
IR
Marita Bjork, 031-337 1994
SKF Investor Relations
Marita.Bjork@skf.com